                                                  TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD AND AGNICO-EAGLE USA

SIGN EXPLORATION AGREEMENT FOR ESTER DOME PROJECT

Vancouver, BC, Canada – March 29, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has signed an exploration agreement with option to joint venture (the “Agreement”) with Agnico-Eagle (USA) Limited (“Agnico”), a wholly owned subsidiary of Agnico-Eagle Mines Limited (TSX:AEM), whereby Agnico may earn up to a 70% interest in the Ester Dome project located in the Fairbanks mining district of Alaska.

Under the terms of the Agreement, which replaces a Letter of Intent announced on October 14, 2010, Agnico can earn a 51% interest in Ester Dome by spending US$4,000,000 in qualifying expenditures over a five year period.  Agnico may then elect to earn an additional 19% interest, for a total of 70%, by completing a feasibility study or by spending an additional US$10,000,000 at a rate of no less than US$1,000,000 per year.  Upon signing the Agreement, Agnico agreed to pay Miranda US$30,000 and is obligated to fund a first year exploration budget of US$500,000.

2011 Exploration Plans

In 2011 exploration will focus on enhancing and testing drill targets within a 7,000 ft by 1,200 ft (2,134 m by 366 m) gold in soils anomaly that was developed by Miranda in 2010.  Miranda and Agnico both believe the source of this gold anomaly could be a buried gold-bearing intrusion.  Agnico plans on collecting an additional 350 soil samples using a mechanized auger as a first phase to verify and expand the soil anomaly.  Agnico anticipates drilling 4,500 ft (1,372 m) of core in 6 to 8 holes.  This drill program is dependent on drill rig availability. Agnico may also conduct Induced Polarization (“IP”) geophysical surveys to better define drill targets.

The most recent drilling on Ester Dome was conducted by Placer Dome Exploration in 1998 where 19.7 ft of 2.7 oz Au/t (6 m of 91.2 g Au/t) from 360 to 381 ft (110 to 116 m) was intersected.

Project Details

The Ester Dome project consists of 181 Alaska state mining claims covering approximately 13.8 sq. mi (35.7 sq. km) and is located 5 mi (8 km) from Fairbanks, Alaska. The Fairbanks District has produced over 9.5 million ounces of alluvial gold. Over 3 million ounces of alluvial gold were mined on the flanks of Ester Dome and the property covers the majority of the upland source area for these 3 million ounces.

The geology of Ester Dome comprises a suite of metamorphic rocks, primarily schist separated by thrust faults and cut by igneous sills and small stocks. The mineralization on the Ester Dome project is prospective for both high-grade vein and shear-hosted gold deposits and larger-tonnage bulk-minable intrusion-related-gold-deposits. Fairbanks area gold deposits, such as Fort Knox (+6 million ounces) that is hosted in an intrusive stock and characterized by sheeted quartz veins and shears, as well as True North (1.3 million ounces) that is hosted in complex imbricate shears with quartz veins in metasediments, provide target analogues for exploration at Ester Dome.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.G., MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.  Miranda has ongoing partnerships with Agnico-Eagle (USA) Limited, Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President Exploration 1-775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.